                                                                                                                      UNITED STATES
                                                                                      SECURITIES AND EXCHANGE COMMISSION
                                                                                                             Washington, D.C. 20549

                                                                                         FORM 144
                                                                            NOTICE OF PROPOSED SALE OF SECURITIES
                                                          PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

OMB APPROVAL
OMB Number: 3235-0101 Expires: 0D\ , 2017 Estimated average burden hours per response ........... 1.00
SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) CRESUD SACIF Y A	(b) IRS IDENT. NO. 00-0000000	(c) S.E.C. FILE NO. 001-29190		WORK LOCATION

1 (d) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE MORENO 877, BUENOS AIRES, ARGENTINA, C1091AAQ (b)			(e) TELEPHONE NO.
			AREA COD 54	NUMBER 11 4323-7400
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD EDUARDO ELSZTAIN	RELATIONSHIP TO ISSUER CHAIRMAN	(c) ADDRESS STREET CITY STATE ZIP CODE BOLIVAR 108, C1066AAD, CIUDAD AUTONOMA DE BUENOS AIRES, ARGENTINA

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
		Broker-Dealer File Number
Global Depositary Shares, each representing 10 common shares	RAYMOND JAMES AND ASSOCIATES 880 Carilon Parkway, San Petersburg FL33716, Florida, USA		21,926	$ 285,915 (closing price July 6, 2015)	50,164,280	07 07 2015	NASDAQ

INSTRUCTIONS:                                                                                                                                                                                3 . (a)   Title of the class of securities to be sold

1. (a)  Name of issuer                                                                                                                                                                                 (b)  Name and address of each broker through whom the securities are intended to be sold

(b)  Issuer’s I.R.S. Identification Number                                                                                                                                           (c)  Number of shares or other units to be sold (if debt securities, give the aggregate face amount)

(c)  Issuer’s S.E.C. file number, if any                                                                                                                                                  (d)  Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice

(d)  Issuer’s address, including zip code                                                                                                                                             (e)  Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown

(e)  Issuer’s telephone number, including area code                                                                                                                                by the most recent report or statement published by the issuer

                                                                              (f)   Approximate date on which the securities are to be sold

2 . (a)   Name of person for whose account the securities are to be sold                                                                                            (g)  Name of each securities exchange, if any, on which the securities are intended to be sold

(b)  Such person’s relationship to the issuer (e.g., officer, director, 10%
               stockholder, or member of immediate family of any of the foregoing)

        (c)   Such person’s address, including zip code

               Potential  persons  who  are  to  respond  to  the  collection  of  information  contained  in  this  form  are  not required  to  respond  unless  the  form  displays  a  currently  valid  OMB  control  number.

                                                                                                                                                     SEC 1147 (08-07)

                                                          TABLE I –– SECURITIES TO BE SOLD

               Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares Common Shares	04/07/14 06/02/14 06/03/14 11/25/14 11/26/14 11/28/14 12/01/14 12/02/14 12/03/14 12/04/14 12/05/14 12/12/14
Open Market purchase (BASE)
Open Market purchase (BASE)
Open Market purchase (BASE)
Open Market purchase (BASE)
Open Market purchase (BASE)
Open Market purchase (BASE)
Open Market purchase (BASE)
Open Market purchase (BASE)
Open Market purchase (BASE)
Open Market purchase (BASE)
Open Market purchase (BASE)
Allocation- pro rata distribution of shares

			NA NA NA NA NA NA NA NA NA NA NA Cresud SACIF Y A	4,993 30,003 42,500 35,500 2,714 25,000 2,584 19,000 18,000 18,000 18,500 2,472	04/10/14 06/05/14 06/06/14 11/28/14 12/01/14 12/03/14 12/04/14 12/05/14 12/09/14 12/10/14 12/11/14 NA	Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash Cash NA

INSTRUCTIONS: If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

                                                                                                                                                             TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
EDUARDO ELSZTAIN – Bolívar 108, C1066AAD, CABA, Argentina
EDUARDO ELSZTAIN – Bolívar 108, C1066AAD, CABA, Argentina
EDUARDO ELSZTAIN – Bolívar 108, C1066AAD, CABA, Argentina
EDUARDO ELSZTAIN – Bolívar 108, C1066AAD, CABA, Argentina
	Cresud SACIF Y A (ADR) Cresud SACIF Y A (ADR) Cresud SACIF Y A (ADR) Cresud SACIF Y A (ADR)	04/07/2015 04/08/2015 04/09/2015 04/13/2015	12,722 14,360 15,735 36,124	174,700 193,869 211,502 487,698

  REMARKS:

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION: The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly
disclosed. If such person has adopted   a written trading plan or given trading instructions to satisfy Rule
10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

DATE OF NOTICE                                                                                                                (SIGNATURE)

DATE  OF  PLAN  ADOPTION  OR  GIVING  OF  INSTRUCTION,
IF  RELYING  ON  RULE  10B5-1
                                                                        The  notice  shall  be  signed  by  the  person  for  whose  account  the  securities  are  to  be  sold.   At  least  one  copy
                                                        of  the  notice  shall  be  manually  signed.Any  copies  not  manually  signed  shall  bear  typed  or  printed  signatures.

ATTENTION:  Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)